                                                                    Amendment #1


                                  STI CLASSIC FUNDS
                           CERTIFICATE OF CLASS DESIGNATION


                                Corporate Trust Shares


1.   CLASS-SPECIFIC DISTRIBUTION ARRANGEMENTS; OTHER EXPENSES

     Corporate Trust Shares are sold without a sales charge, but are subject to a shareholder servicing fee of up to .20% payable to the Distributor. The Distributor will provide or will enter into written agreements with service providers who will provide one or more of the following shareholder services to clients who may from time to time beneficially own shares: (i) maintaining accounts relating to clients that invest in shares; (ii) providing information periodically to clients showing their position in shares; (iii) arranging for bank wires; (iv) responding to client inquiries relating to the services performed by the Distributor or any service provider; (v) responding to inquiries from clients concerning their investments in shares; (vi) forwarding shareholder communications from the Fund (such as proxies, shareholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices) to clients; (vii) processing purchase, exchange and redemption requests from clients and placing such orders with the Fund or its service providers;
(viii) assisting clients in changing dividend options, account designations, and addresses; (ix) providing subaccounting with respect to shares beneficially owned by clients; (x) processing dividends payments from the Fund on behalf of clients; and (xi) providing such other similar services as the Fund may reasonably request to the extent that the Distributor and/or the service provider is permitted to do so under applicable laws or regulations.

2.   ELIGIBILITY OF PURCHASERS

     Corporate Trust Shares do not require a minimum initial investment and are available only to accounts administered by the corporate trust divisions of subsidiaries of SunTrust Banks, Inc. and its affiliates.

3.   EXCHANGE PRIVILEGES

     Corporate Trust Shares of each Fund may be exchanged for Corporate Trust Shares of each other Fund of the Trust in accordance with the procedures disclosed in each Fund's Prospectus and subject to and applicable limitations resulting from the closing of Funds to new investors.

4.   VOTING RIGHTS

     Each shareholder will have one vote for each full Corporate Trust Share held and a fractional vote for each fractional Class A share held. Class A shareholders will have exclusive voting rights regarding any matter submitted to shareholders that relates solely to Corporate Trust Shares (such as a distribution plan or service agreement relating to Corporate Trust Shares), and will have separate voting rights on any other matter submitted to shareholders in which the interests of the Corporate Trust Shares shareholders differ from the interests of holders of any other class.

5.   CONVERSION RIGHTS

     Corporate Trust Shares do not have a conversion feature.